September 2010 Pricing Sheet dated September 27, 2010 relating to Preliminary Terms No. 527 dated September 17, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities
Buffered PLUS Based on a Basket of Indices and an Exchange-Traded Fund due November 30, 2011
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – SEPTEMBER 27, 2010
Issuer:	Morgan Stanley
Maturity date:	November 30, 2011
Original issue price:	$10 per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Pricing date:	September 27, 2010
Original issue date:	September 30, 2010 (3 business days after the pricing date)
Aggregate principal amount:	$3,658,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	Philadelphia Oil Service SectorSM Index (the “OSX Index”)	OSX	50%	192.20	0.260145682
	Russell 2000 Index® (the “RTY Index”)	RTY	25%	668.30	0.037408350
	Shares of the iShares® FTSE/Xinhua China 25 Index Fund (the “FXI Shares”)	FXI	25%	$42.63	0.586441473
	We refer to the OSX and RTY Indices, collectively, as the underlying indices, the FXI Shares as the underlying shares and, together with the underlying indices, as the basket components.
Payment at maturity (per Buffered PLUS):	▪	If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment, subject to the maximum payment at maturity.
	▪	If the final basket value is less than or equal to the initial basket value but has decreased by an amount less than or equal to the buffer amount of 7.5% from the initial basket value: $10
▪
If the final basket value is less than the initial basket value and has decreased by an amount greater than the buffer amount of 7.5% from the initial basket value:
($10 x the basket performance factor) + $0.75
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the payment due at maturity be less than $0.75 per Buffered PLUS.

Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	150%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Buffer amount:	7.5%
Maximum payment at maturity:	$11.20 per Buffered PLUS (112% of the stated principal amount)
Minimum payment at maturity:	$0.75 per Buffered PLUS (7.5% of the stated principal amount)
Initial basket value:
100, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components.

Final basket value:	The basket closing value on the valuation date.
Valuation date:	November 25, 2011, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such day.

Basket component closing value:
In the case of each of the underlying indices, the index closing value as published by the applicable index publisher.  In the case of the underlying shares, the closing price of one underlying share times the adjustment factor.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the Buffered PLUS.  See “Basket—Multiplier” above.

Adjustment factor:	1.0, subject to adjustment for certain corporate events affecting the underlying shares.
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	61759G364
ISIN:	US61759G3645
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$10	$0.20	$9.80
Total	$3,658,000	$73,160	$3,584,840
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.20 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

“Nasdaq®”, “OMX®”, “Philadelphia Oil Service SectorSM” and “OSXSM” are registered trademarks or service marks of The NASDAQ OMX Group, Inc. (which, with its affiliates, is referred to as the “Corporations”) and have been licensed for use by Morgan Stanley and its affiliates.  The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley. The Buffered PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the Buffered PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 527 dated September 17, 2010
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008
The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.